Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

Via EDGAR

July 31, 2024

Ms. Nudrat Salik and Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re: COHERENT CORP.

Form 10-Q for the Period Ended December 31, 2023

Form 8-K Filed May 6, 2024

File No. 001-39375

Dear Ms. Salik and Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 3, 2024 regarding the above referenced filing made by Coherent Corp. (the “Company”). Set forth below are the Staff’s comments and our responses.

Form 8-K Filed May 6, 2024

Exhibit 99.2, page 41

COMMENT No. 1:

We note your response to comment 2. Multiple components of the integration, site consolidation, and other adjustment made to arrive at your non-GAAP measures appear to represent normal, recurring operating expenses necessary to operate your business as addressed in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Specifically we note that inventory write-offs, overlapping labor and travel, as well as employee retention costs all appear to be normal, recurring operating expenses which should not be adjusted for pursuant to this guidance. In this regard, please remove these components from your adjustment.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that the non-GAAP adjustments related to components of Integration, site consolidation and other costs do not constitute “normal, recurring, operating expenses necessary to operate a company’s business” within the meaning of Question 100.01 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Kindly refer to the additional explanations provided below for each item for your consideration:

Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

Inventory write-offs: Inventory write-offs included in Integration, site consolidation and other costs are distinguishable from inventory adjustments that the Company incurs on a normal, recurring basis, such as adjustments related to excess inventory due to unforecasted customer demand decreases, net realizable value write-downs, components obsoleted by product revisions/engineering changes, aged production orders not expected to be processed further, damaged finished goods, etc. All of these types of inventory adjustments are a normal and necessary part of the Company’s business and are not added back to arrive at non-GAAP financial measures.

By contrast, the amounts of inventory written off being treated as non-GAAP adjustments consist of inventory write-offs related to either product lines exited as a result of a settlement agreement with a major customer or to the closure of manufacturing sites identified in our 2023 Restructuring Plan or our Synergy and Site Consolidation Plan initiated in conjunction with the acquisition of Coherent, Inc. Absent the decisions to exit the product lines or close manufacturing sites, as disclosed to investors within our Form 8-K filings on May 10, 2023, May 30, 2023, August 16, 2023, November 6, 2023, February 5, 2024, and May 6, 2024 as well as our Form 10-K filed on August 18, 2023 and our Form 10-Qs filed on November 7, 2023, February 6, 2024, and May 7, 2024, these charges would not have occurred.

For these reasons, the Company believes it is appropriate and not misleading to treat these inventory write-offs as non-GAAP adjustments, as these inventory write-offs each individually represent one-time adjustments.

Overlapping labor and travel expenses: As a result of the shutdown of the Santa Clara, CA site acquired with the Coherent, Inc. acquisition, duplication of labor occurs as employees of the Santa Clara, CA site are training personnel at receiving sites for the transition of production lines and research and development (R&D) activities to other manufacturing sites within the Company.

Consequently, the incremental time and travel costs Santa Clara, CA employees incur to set up the relocated product lines and R&D activities results in incremental one-time costs that are not reflective of our recurring business expenses.

Absent the decision to exit the Santa Clara, CA site as part of our Synergy and Site Consolidation Plan announced to investors within our Form 8-K filings on May 10, 2023, May 30, 2023, August 16, 2023, November 6, 2023, February 5, 2024, and May 6, 2024 as well as our Form 10-K filed on August 18, 2023 and our Form 10-Qs filed on November 7, 2023, February 6, 2024, and May 7, 2024, these training and transitioning costs would not have occurred. By adjusting for these atypical costs, the Company aims to provide investors with a clear understanding of the ongoing revenue-generating operations and their associated expenses, allowing investors to assess the Company’s core business fundamentals.

Employee retention costs: These one-time retention costs are also related to the shutdown of the Santa Clara, CA site acquired with the Coherent, Inc. acquisition, which were paid to critical staff to prevent premature departures that could have disrupted operations and delayed the Santa Clara, CA site closure process. These payments are in addition to their “normal” salaries, and are only being paid as a result of the decision to cease manufacturing at the Santa Clara, CA site, as part of our Synergy and Site Consolidation Plan announced to investors within our Form 8-K filings on

Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

May 10, 2023, May 30, 2023, August 16, 2023, November 6, 2023, February 5, 2024, and May 6, 2024 as well as our Form 10-K filed on August 18, 2023 and our Form 10-Qs filed on November 7, 2023, February 6, 2024, and May 7, 2024, to encourage the critical employees to remain for a period of time to facilitate the closure of the site and integration of the acquisition of Coherent, Inc. These employee retention costs do not represent normal, recurring expenses necessary to operate our business, and therefore, the adjustments are appropriate in providing a normalized, more accurate and comparable view of our business performance.

The Company believes excluding inventory write-offs, overlapping labor and travel, as well as employee retention costs, as further described above, from our non-GAAP financial measures enables an investor to evaluate the core performance of the Company’s operating business without the impact of these incremental one-time costs associated with the shutdown of recently acquired sites or the decision to exit product lines as a result of a nonrecurring customer settlement agreement. The Company also believes that these non-GAAP financial measures provide an additional tool for investors to use in analyzing the Company’s financial performance.

COMMENT No. 2:

In regard to the costs characterized as manufacturing inefficiencies related to sites being shut down as part of the 2023 Restructuring Plan or Synergy and Site Consolidation Plan, please tell us how the amounts were calculated and explain how you determined that these are costs to exit businesses or sites.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the costs characterized as manufacturing inefficiencies are costs associated with underutilized manufacturing capacity at facilities planned to be shut down as part of our 2023 Restructuring Plan or Synergy and Site Consolidation Plan as announced to investors within our Form 8-K filings on May 10, 2023, May 30, 2023, August 16, 2023, November 6, 2023, February 5, 2024, and May 6, 2024 as well as our Form 10-K filed on August 18, 2023 and our Form 10-Qs filed on November 7, 2023, February 6, 2024, and May 7, 2024. Closure of these facilities is expected to be completed by the end of fiscal year 2025 as manufacturing of final orders and last time buys winds down. During this time, production levels are lower than normal capacity; therefore, costs associated with this excess capacity were expensed in the applicable period.

These excess capacity costs are a direct result of the Company’s decision to exit businesses and sites and are not normal operating expenses of the Company. During the shutdown period, the sites incur abnormally low production volumes generating sequentially lower revenues to closure.

The Company believes that making these adjustments for manufacturing inefficiencies to arrive at our non-GAAP measures provides investors with information about our ongoing operations that are revenue generating so that they can assess the fundamentals of our core business. In future filings, the Company will clarify the nature of such adjustments, so that it is clear to investors and prospective investors that such non-GAAP adjustments are appropriate.

Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

COMMENT No. 3:

In regard to the adjustment for accelerated depreciation, we note that this is incremental depreciation related to the eventual retirement of assets no longer to be used. As it appears that these assets were still in use at your manufacturing facilities, please remove the adjustment for accelerated depreciation in your determination of non-GAAP measures. Refer to Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Measures.

RESPONSE:

We respectfully acknowledge the Staff’s comment and hereby confirm that we will no longer include an adjustment for accelerated depreciation in our non-GAAP measures in future filings and disclosures.

COMMENT No. 4:

Portions of your shareholder’s letter appear to give more prominence to non-GAAP measures than the most directly comparable GAAP measures. For example, we note under the third quarter fiscal heading in Part II that you appear to emphasize non-GAAP amounts. Please revise your disclosures throughout to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that when presenting non-GAAP financial measures in future earnings press releases, filings and disclosures, the Company will present the most directly comparable GAAP measures with equal or greater prominence, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Staff’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

COMMENT No. 5:

We note that you also adjust for start-up costs in your determination of non-GAAP measures. Please help us better understand the nature of the amounts and your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in determining that it was appropriate to adjust for these amounts.

RESPONSE:

In response to the Staff’s comment, we have reassessed the nature of these start-up costs, which included labor and supplies spending, for this particular project and the Company has concluded that we will no longer include adjustments for this project as “start-up costs” in presentations of our non-GAAP measures in materials furnished to or filed with the Commission, beginning with the quarter ending June 30, 2024.

Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

COMMENT No. 6:

We note the adjustments for amortization of acquired intangibles and fair value of acquired inventory made in your determination of non-GAAP measures. Please help us better understand the nature of these amounts, including if there are multiple components included in these adjustments, and why they are excluded from your non-GAAP measures.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit the reasons set forth below for our adjustment of amortization of acquired intangibles and fair value of acquired inventory:

Amortization of acquired intangibles: The components of amortization of acquired intangible assets consists of amortization expense related to acquired trade names, customer relationships, acquired developed technology and backlog. Acquired intangible assets such as trade names, customer relationships, acquired developed technology and backlog, relate to the Company’s acquisition activities and are amortized over their useful lives; however, this non-cash amortization does not directly relate to the core performance of the Company’s business operations as it does not directly relate to the services performed and products manufactured for the Company’s customers. The Company excludes the entire amount of intangible asset amortization expense from acquisitions calculated in accordance with GAAP in our non-GAAP calculations, and does not substitute an alternative recognition or measurement method of determining the amortization of intangible assets. The nature and amount of intangible asset amortization expense can fluctuate significantly based on the magnitude and timing of our acquisition activity, and we believe it is informative for investors to have available to them the same information Management uses to understand our results exclusive of amortization expense as a supplement to our GAAP results. Additionally, we believe that by excluding purchased intangibles from our non-GAAP measures, we enhance comparability by allowing investors to view our operations before and after an acquisition, and to more easily compare us to our competitors given the diversity in growth strategies and timing of our acquisitions. Furthermore, the useful life that we expense our intangible assets over may be substantially different from the time period that an internal growth company incurs and recognizes such expenses.

Fair value of acquired inventory: The components of amortization of the fair value of acquired inventory relate to fair value adjustments at the time of acquisition for acquired work in process inventory and finished goods inventory. The purchase price adjustment for acquired inventory is the result of the Company’s acquisition activities, which required remeasuring all of the acquired assets and liabilities at fair value, including inventory, per ASC 805 Business Combinations. The difference between the historical (actual) cost and the fair value of inventory as of the date of acquisition was allocated to each inventory batch. This non-cash fair value adjustment was then expensed through cost of sales, within six months from the date of acquisition, consistent with the inventory turnover.

The Company believes that these additional expenses are not reflective of the Company’s underlying operations and thus, this adjustment is intended to eliminate the impact of a one-time non-cash transaction-related item to reflect our GAAP measures as if such acquired inventory had been produced by the Company and sold in the ordinary course of business.

Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above reference, please contact me at Rich.Martucci@coherent.com or Ilaria Mocciaro at Ilaria.Mocciaro@coherent.com at your earliest convenience.

Sincerely,

COHERENT CORP.

/s/ Richard Martucci

Richard Martucci

Interim Chief Financial Officer and Treasurer